Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

8 January 2008

Imperial Tobacco Group PLC extends the acceptance period of the takeover offer for Altadis, S.A.

In accordance with article 23.2 of the Royal Decree 1066/2007 of 27 July relating to the legal regime applicable to public takeover bids in Spain, Imperial Tobacco Group PLC (“Imperial Tobacco”) has decided to extend the acceptance period of the all cash offer by its wholly owned subsidiary Imperial Tobacco Overseas Holdings (3) Limited (the “Offer”) for the entire issued share capital of Altadis, S.A. (“Altadis”).

The acceptance period, which was to end on 11 January 2008, is extended until 18 January 2008, inclusive.  All acceptances of the Offer must be received on or before 18 January 2008.

Imperial Tobacco will not further extend the acceptance period beyond 18 January 2008, unless a competing offer is filed with the National Commission on the Securities Market (Comisión Nacional del Mercado de Valores) (the “CNMV”).  Following this extension, the last day on which a competing offer can be filed with the CNMV is 14 January 2008.

Imperial Tobacco has taken this decision to extend the acceptance period to give more time for Altadis’s shareholders to accept the Offer following the Christmas and New Year period.

On 14 November 2007, Altadis announced that:

•                          the Board of Directors of Altadis unanimously considers the all cash price offered by Imperial Tobacco of €50 per Altadis share to be fair from a financial point of view;

•                          the Board of Directors of Altadis unanimously considers the Offer to be attractive and recommends the Offer to its shareholders; and

•                          the directors of Altadis who are, directly or indirectly, holders of shares in Altadis intend to accept the Offer in respect of such holdings, unless a competing offer arises.

The Offer remains conditional upon 80% of the Altadis shares being tendered in acceptance of the Offer.

Enquiries

Imperial

Alex Parsons (Head of Corporate Communications)	Telephone: +44 (0) 117 933 7241

Simon Evans (Group Press Officer)	Telephone: +44 (0) 117 933 7375

John Nelson-Smith (Investor Relations Manager)	Telephone: +44 (0) 117 933 7032

Nicola Tate (Investor Relations Manager)	Telephone: +44 (0) 117 933 7082

Citi	Telephone: +44 (0) 20 7986 4000

Ian Carnegie-Brown

Ian Hart

Mark Todd

Manuel Falco	Telephone: +34 (0) 91 538 4411

Hoare Govett (joint corporate broker to Imperial Tobacco) Hugo Fisher Paul Nicholls	Telephone: +44 (0) 20 7678 8000

Morgan Stanley (joint corporate broker to Imperial Tobacco) Paul Baker	Telephone: +44 (0) 20 7425 5000

Citi, Hoare Govett limited and Morgan Stanley & Co. International limited which  are authorised and regulated in the United Kingdom by the Financial Services Authority,  are acting exclusively for Imperial and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial for providing the protections afforded to clients of Citi, Hoare Govett limited and Morgan Stanley & Co. International limited respectively nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial’s announcements are available on its website: www.imperial-tobacco.com

This press release is not an offer of securities for sale in the United States.  The securities of Imperial Tobacco may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the company and management, as well as financial statements.

Information on Imperial Tobacco

Imperial Tobacco is the world’s fourth largest international tobacco company. The group manufactures and sells a comprehensive range of cigarettes, tobaccos, cigars, rolling papers and tubes in over 130 countries worldwide.